UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number: 001-34238

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Recent Developments of The9 Limited

On August 30, 2018, the Company signed a definitive agreement with Leading Choice Holding Limited, a company incorporated in Hong Kong (“Leading Choice”), and the shareholder of Leading Choice for the issuance and sale of 21,000,000 ordinary shares of the Company to Leading Choice at US$0.714 per ordinary share, in exchange for a minority equity interest in Leading Choice as consideration. Such transaction was completed in September 2018.

On September 4, 2018, as approved and authorized by the compensation committee and the board of directors of the Company and pursuant to the Seventh Amended and Restated 2004 Stock Option Plan, the Company issued 30,000,000 ordinary shares in the form of restricted shares of the Company to its directors, employees and consultant. Those incentive shares are subject to a six-month lock-up period and restrictions that will be removed in installments once certain pre-agreed financial performance target of the Company and service period conditions of the grantees are met. Simultaneous with the new grants, options to purchase 6,200,000 ordinary shares of the Company by certain grantees were cancelled.

As of September 30, 2018, there were 121,315,465 ordinary shares outstanding, excluding 27,039,893 ordinary shares issued to The Bank of New York Mellon, the Company’s ADS depositary, for the Company’s future issuance of ADSs upon the exercise of options under its share incentive plan and for its treasury ADSs. The following table sets forth information with respect to the beneficial ownership of the Company’s ordinary shares as of September 30, 2018 by each person known to the Company to own beneficially more than 5% of its ordinary shares.

	Ordinary Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Jun Zhu(3)	30,483,530	25.1
Davin A. Mackenzie	*	*
Kwok Keung Chau	*	*
Ka Keung Yeung	*	*
George Lai (Lai Kwok Ho)(4)	3,307,972	2.7
Arthur Lau	—	—
Chris Shen	*	*
All Directors and Senior Executive Officers as a Group	36,339,922	30.0
Principal Shareholders:
Jun Zhu(3)	30,483,530	25.1
Plutux Labs Limited(5)	21,000,000	17.3
Leading Choice Holding Limited(6)	21,000,000	17.3
Splendid Days Limited(7)	16,474,355	13.6
IE Limited(8)	12,500,000	10.3
Jie Qin(9)	9,000,000	7.4

*	Less than 1% of our total outstanding shares.
(1)

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, have included shares that the person has the right to acquire within 60 days of September 30, 2018, including through the exercise of any option, warrant or other right or the conversion of any other security.

(2)

Percentage of beneficial ownership is based on 121,315,465 ordinary shares outstanding as of September 30, 2018, as well as the shares underlying share options and warrants exercisable by such person or group within 60 days from September 30, 2018, unless otherwise specified.

(3)

Includes (i) 6,107,334 ordinary shares and 912,094 ordinary shares represented by ADSs held by Incsight Limited, a British Virgin Islands company that is wholly owned and controlled by Mr. Jun Zhu, and (ii) 15,000,000 ordinary shares issued by the Company in the form of restricted shares and 8,464,102 ordinary shares represented by ADSs directly held by Mr. Jun Zhu.

(4)	Includes (i) 3,000,000 ordinary shares in the form of restricted shares, and (ii) 307,972 ordinary shares represented by ADSs directly held by George Lai
(5)	Includes 21,000,000 ordinary shares held by Plutux Labs Limited, a Cayman Island company, as reported by the Schedule 13G filed with the SEC on September 13, 2018.
(6)	Includes 21,000,000 ordinary shares held by Leading Choice Holding Limited, a Hong Kong company.
(7)

Includes an aggregate 11,695,511 ADSs issuable upon conversion of the Convertible Notes and an aggregate 4,778,844 ADSs issuable upon exercise of the Warrants within 60 days of March 5, 2018 that are beneficially owned by Splendid Days Limited, as reported by Splendid Days Limited on the Schedule 13D filed with the SEC on March 5, 2018.

(8)	Includes 12,500,000 ordinary shares held by IE Limited, as reported by IE Limited on the Schedule 13G filed with the SEC on February 9, 2018.
(9)	Includes 9,000,000 ordinary shares in the form of restricted shares held by Jie Qin, a consultant of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ George Lai
Name:	George Lai
Title:	Director and Chief Financial Officer

Date: October 5, 2018